SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE
 SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

CAREGUIDE, INC.
(Name of the Issuer)

CareGuide, Inc.
Psilos Group Partners II, L.P.
Psilos Group Partners, L.P.
Psilos/Careguide Investment, L.P.
Derace Schaffer
John Pappajohn
Essex Woodlands Health Ventures IV, L.P.
Essex Woodlands Health Ventures V, L.P.
Hickory Venture Capital Corporation
 (Names of Persons Filing Statement)

Common Stock, $0.01 per share
 (Title of Class of Securities)

702915109
 (CUSIP Number of Class of Securities)

Chris E. Paterson
 Chief Executive Officer
 CareGuide, Inc.
 4401 N.W. 124th Avenue
 Coral Springs, Florida 33065
 (954) 796-3714
 (Name, Address and Telephone Number of Persons Authorized to Receive
 Notice and Communications on Behalf of Persons Filing Statement)

Copies to:

Darren K. DeStefano, Esq. Cooley Godward Kronish LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, VA 20190-5656 (703) 456-8000	Christopher P. Giordano DLA Piper US LLP 1251 Avenue of the Americas New York, NY 10020-1104 (212) 335-4500

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

Calculation of Filing Fee
Transaction Value*	Amount of Filing Fee**
$818,672.26	$163.73

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $818,672.26 by the Issuer in lieu of fractional shares immediately following a 1-for-50,000 reverse stock split to holders of fewer than 50,000 shares of the Issuer’s common stock prior to the reverse stock split.  The aggregate cash payment is equal to the product of the price of $0.14 per pre-split share and 5,847,659 pre-split shares, the estimated aggregate number of shares held by such holders.

**
Determined pursuant to Rule 0-11(b)(1) as the product of $818,672.26 and one-fiftieth of one percent.  A fee of $213.27 was previously paid with the original filing of the Schedule 13E-3 based on the originally estimated transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $213.27
Schedule 13E-3 filed on September 5, 2008

EXPLANATORY STATEMENT

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on September 5, 2008 (as amended to date, the “Schedule 13E-3”) by (i) CareGuide, Inc., a Delaware corporation  (the “Company”), (ii) Psilos Group Partners II, L.P., a Delaware limited partnership, (iii) Psilos Group Partners, L.P., a Delaware limited partnership, (iv) Psilos/Careguide Investment, L.P., a Delaware limited partnership, (v) Derace L. Schaffer, an individual, (vi) John Pappajohn, an individual, (vii) Essex Woodlands Health Ventures IV, L.P., a Delaware limited partnership, (viii) Essex Woodlands Health Ventures V, L.P., a Delaware limited partnership, and (ix) Hickory Venture Capital Corporation, an Alabama corporation.  This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

Amendments (the “Amendments”) to the Company’s certificate of incorporation providing for (1) an increase in the Company’s authorized shares of  common stock, par value $0.01 per share (the “Common Stock”), from 100,000,000 to 200,000,000 and (2) a 1-for-50,000 reverse split (the “Reverse Split”) of the Common Stock followed immediately by 50,000-for-1 forward split (the “Forward Split” and, along with the Reverse Split, the “Reverse/Forward Stock Split”) of the Common Stock were filed with the Secretary of State of the State of Delaware and became effective after the close of business on January 21, 2009.  As previously disclosed, the filing of the Amendments were approved by the Company’s Board of Directors on November 21, 2008 and by stockholders holding the requisite number of shares of each class of the Company’s capital stock, acting by written consent, on December 5, 2008.  Upon the effectiveness of the Reverse Split, stockholders holding fewer than 50,000 shares of Common Stock immediately prior to the Reverse Split became entitled to a cash payment equal to $0.14 per share of Common Stock held by them, on a pre-split basis, without interest. Stockholders holding 50,000 or more shares of Common Stock immediately prior to the Reverse Split participated in the Forward Split and therefore continued to hold the same number of shares immediately after the Forward Split as they did immediately before the Reverse Split.

Based on the information available to the Company as of the date hereof, the Reverse/Forward Stock Split reduced the number of record holders of the Common Stock to fewer than 300. Accordingly, the Company is filing concurrently herewith a Form 15 with the SEC to terminate registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended. On January 9, 2009, pursuant to Rule 10b-17 of the Exchange Act, the Company also filed notice of the Reverse/Forward Stock Split with the Financial Industry Regulatory Association.

On December 24, 2008, the Company filed its definitive Information Statement (the “Information Statement”) pursuant to Regulation 14C under the Exchange Act.  The Information Statement is expressly incorporated by reference herein in its entirety.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this transaction statement is true, complete and correct.

Dated: January 21, 2009	CAREGUIDE, INC.
	By:	/s/ Chris E. Paterson
Name: Chris E. Paterson
Title: Chief Executive Officer

Dated: January 21, 2009	PSILOS GROUP PARTNERS II, L.P.
By: Psilos Group Investors II, LLC, its General Partner
	By:	/s/ Albert Waxman
Name: Albert Waxman
Title: Senior Managing Member

Dated: January 21, 2009	PSILOS GROUP PARTNERS, L.P.
By: Psilos Group Investors, LLC, its General Partner
	By:	/s/ Albert Waxman
Name: Albert Waxman
Title: Senior Managing Member

Dated: January 21, 2009	PSILOS/CAREGUIDE INVESTMENT, L.P.
By: Psilos Group Investors III, LLC, its General Partner
	By:	/s/ Albert Waxman
Name: Albert Waxman
Title: Senior Managing Member

Dated: January 21, 2009	ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P.
By: Essex Woodlands Health Ventures IV, LLC, its General Partner
	By:	/s/ Mark L. Pacala
Name: Mark L. Pacala
Title: Managing Director

Dated: January 21, 2009	ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.
By: Essex Woodlands Health Ventures V, LLC, its General Partner
	By:	/s/ Mark L. Pacala
Name: Mark L. Pacala
Title: Managing Director

Dated: January 21, 2009	HICKORY VENTURE CAPITAL CORPORATION
	By:	/s/ J. Thomas Noojin
Name: J. Thomas Noojin
Title: President

Dated: January 21, 2009	By:	/s/ Derace L. Schaffer
Derace L. Schaffer

Dated: January 21, 2009	By:	/s/ John Pappajohn
John Pappajohn

EXHIBIT INDEX

Exhibit No.	Description

(a)	The Information Statement on Schedule 14C filed with the Securities and Exchange Commission on December 24, 2008 (the “Information Statement”), is incorporated herein by reference.
(b)	Not applicable.
(c.1)	The Opinion of Navigant Consulting, Inc. (“Navigant”), dated June 18, 2008, attached as Annex B to the Information Statement is incorporated herein by reference.
(c.2)	The Fairness Analysis prepared by Navigant, presented to the Board of Directors on June 18, 2008.*
(d.1)
Stockholders Agreement, dated as of January 25, 2006, by and among the Company and certain of its stockholders, previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K filed on January 31, 2006, is incorporated herein by reference.

(d.2)
Series A Preferred Stock Purchase Agreement, dated as of December 28, 2007, by and among the Company and certain of its stockholders, previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 3, 2008, is incorporated herein by reference.

(d.3)	Series A Preferred Stock Purchase Agreement, dated as of July 17, 2008, as amended, by and among the Company and certain of its stockholders.**
(d.4)	Form of Stockholders Agreement by and among the Company and certain of its stockholders, attached as Annex C to the Information Statement is incorporated herein by reference.
(d.5)	Form of Unconditional Guaranty, by and between Comerica Bank and certain guarantors of the Company’s line of credit with Comerica Bank (the “Comerica Guarantors”).*
(d.6)	Form of Warrant to Purchase Shares of Common Stock issued to the Comerica Guarantors.*
(d.7)	Form of Warrant to Purchase Shares of Common Stock issued to certain providers of funding guarantees.*
(d.8)	Convertible Promissory Note, dated as of December 8, 2006, issued to Michael Barber, M.D.*
(d.9)	Joinder Agreement, dated as of August 22, 2008, by and among the Company, Psilos/CareGuide Investment, L.P., Psilos Group Partners, L.P. and Psilos Group Partners II, L.P.*
(f)	Not applicable.
(g)	Not applicable.

* Previously filed with the Schedule 13E-3 filed by the Company on September 5, 2008.
** Previously filed with the Schedule 13E-3 (Amendment No. 2) filed by the Company on December 8, 2008.